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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934

For the month of February 6, 2004.
                 -----------------

Commission File Number
                       ----------------

                           DOMAN INDUSTRIES LIMITED
------------------------------------------------------------------------------
               (Translation of registrant's name into English)

      3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
------------------------------------------------------------------------------
                   (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/   Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934.

Yes / /   No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b): 82-________________.


                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               DOMAN INDUSTRIES LIMITED
                                          -------------------------------------
                                                    (Registrant)

Date   February 6, 2004                By       /s/ Philip G. Hosier
     ---------------------                -------------------------------------
                                                       (Signature)*
                                                    Philip G. Hosier
                                                Vice President, Finance

--------
*Print the name and title under the signature of the signing officer.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                  THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                  [DOMAN LOGO] DOMAN INDUSTRIES LIMITED
                               435 TRUNK ROAD
                               DUNCAN, BRITISH COLUMBIA
                               CANADA V9L 2P9

                               TELEPHONE: (250) 748-3711
                               FACSIMILE: (250) 748-6045


                             N E W S  R E L E A S E

                            DOMAN INDUSTRIES LIMITED

FOR IMMEDIATE RELEASE

FEBRUARY 5, 2004 - DUNCAN, BRITISH COLUMBIA - Doman Industries Limited ("Doman") announced today that in connection with Doman's proceedings under the COMPANIES' CREDITORS ARRANGEMENT ACT, certain of the unsecured noteholders have filed a term sheet outlining their proposed plan to restructure the Company's affairs and refinance the senior secured notes. A copy of the term sheet may be obtained by accessing the Company's website at www.domans.com.
                                      --------------

The Company is currently reviewing the term sheet. The key terms include:

- The secured noteholders' indebtedness would be refinanced in full through a combination of an offering of warrants and a private placement. Certain unsecured noteholders would participate in the private placement and provide a standby commitment to take up any warrants not acquired under the offering of warrants.

- All of the unsecured indebtedness, including the trade debt, would be converted to equity. However, creditors with proven claims that are equal to or less than an amount to be determined would be provided with the option to have their proven claim paid in cash. The post-restructured entity is expected to have no debt other than the new secured notes, the Company's working capital facility and inter-corporate debt.

-    No equity would be available to existing shareholders.

- The pulp and solid wood assets would be separated into two new corporate groups, with the potential for further restructuring affecting some of the pulp assets.

It is anticipated that a plan or plans of compromise and arrangement will be filed with the Court by March 2, 2004.

ABOUT DOMAN:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing dissolving sulphite pulp and NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

FOR FURTHER INFORMATION CONTACT:
RICK DOMAN (250) 748-3711 OR MICHAEL FITCH (604) 631-4779

                            DOMAN INDUSTRIES LIMITED

                          MATERIAL CHANGE REPORT UNDER

          SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1) FORM 53-901.F
                 SECURITIES ACT (ALBERTA) SECTION 146(1) FORM 27
             THE SECURITIES ACT (SASKATCHEWAN) SECTION 84(1) FORM 25
                          THE SECURITIES ACT (MANITOBA)
                 SECURITIES ACT (ONTARIO) SECTION 75(2) FORM 27
                       SECURITIES ACT (QUEBEC) SECTION 73
            THE SECURITIES ACT (NEWFOUNDLAND) SECTION 76(2) FORM 26A
               SECURITIES ACT (NOVA SCOTIA) SECTION 81(2) FORM 27
                 SECURITY FRAUDS PREVENTION ACT (NEW BRUNSWICK)
                      SECURITIES ACT (PRINCE EDWARD ISLAND)

ITEM 1.  REPORTING ISSUER

         Doman Industries Limited ("Doman" or the "Company")
         3rd Floor, 435 Trunk Road
         Duncan, British Columbia
         V9L 2P9

ITEM 2.  DATE OF MATERIAL CHANGE

         February 5, 2004

ITEM 3.  PRESS RELEASE

         The press release was disseminated in Vancouver via Canada Newswire on February 5, 2004.

ITEM 4.  SUMMARY OF MATERIAL CHANGE

         The Company announced on February 5, 2004 that in connection with Doman's proceedings under the Companies' Creditors Arrangement Act, certain of the unsecured noteholders have filed a term sheet outlining their proposed plan to restructure the Company's affairs and refinance the senior secured notes.

ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

         The Company announced on February 5, 2004 that in connection with Doman's proceedings under the Companies' Creditors Arrangement Act, certain of the unsecured noteholders have filed a term sheet outlining their proposed plan to restructure the Company's affairs and refinance the senior secured notes. A copy of the term sheet filed with the Court is attached as Exhibit A.

         The Company is currently reviewing the term sheet. The key terms include:

         - The secured noteholders' indebtedness would be refinanced in full through a combination of an offering of warrants and a private placement. Certain unsecured noteholders would participate in the private placement and provide a

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                                      -2-


              standby commitment to take up any warrants not acquired under the offering of warrants.

         - All of the unsecured indebtedness, including the trade debt, would be converted to equity. However, creditors with proven claims that are equal to or less than an amount to be determined would be provided with the option to have their proven claim paid in cash. The post-restructured entity is expected to have no debt other than the new secured notes, the Company's working capital facility and inter-corporate debt.

         -    No equity would be available to existing shareholders.

         - The pulp and solid wood assets would be separated into two new corporate groups, with the potential for further restructuring affecting some of the pulp assets.

         It is anticipated that a plan or plans of compromise and arrangement will be filed with the Court by March 2, 2004.

         THIS DOCUMENT CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

ITEM 6.  RELIANCE ON SECTION 85(2) OF THE ACT

         Not applicable.

ITEM 7.  OMITTED INFORMATION

         Not applicable.

ITEM 8.  SENIOR OFFICERS:

         The following senior officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

         Philip G. Hosier,
         Vice President, Finance, and Secretary
         (604) 665-6200


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                                      -3-


ITEM 9.  STATEMENT OF SENIOR OFFICER:

         The foregoing accurately discloses the material change referred herein.

         DATED at Vancouver, B.C. as of the 6th day of February, 2004.


                                          DOMAN INDUSTRIES LIMITED


                                          By:         "PHILIP G. HOSIER"
                                              ----------------------------------
                                               Name:   Philip G. Hosier
                                               Title:  Vice President, Finance